Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-186815

PRICING TERM SHEET

May 6, 2014

$50,000,000

SCORPIO TANKERS INC.

2,000,000

6.75% SENIOR NOTES DUE 2020

The information in this pricing term sheet relates to the offering of the 6.75% Senior Notes due 2020 of Scorpio Tankers Inc. (the “Offering”) and should be read together with the preliminary prospectus supplement dated May 6, 2014 relating to the Offering (the “Preliminary Prospectus Supplement”) and the prospectus dated February 25, 2013, including the documents incorporated by reference therein, relating to Registration Statement No. 333-186815. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

Issuer	Scorpio Tankers Inc.

Securities Offered	2,000,000 6.75% Senior Notes due 2020 (the “Notes”)

Principal Amount	$50,000,000

Over-allotment Option	$7,500,000 principal amount

Maturity	May 15, 2020

Optional Redemption	The Notes are not redeemable prior to May 15, 2017. On or after May 15, 2017, the Notes are redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the date fixed for redemption. See “Description of Notes—Optional Redemption”

The Issuer may redeem the Notes in whole, but not in part, at any time at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the date fixed for redemption, if certain events occur involving changes in taxation.

See “Description of Notes—Optional Redemption for Changes in Withholding Taxes”

Coupon	6.75%

Interest Payment Dates	February 15, May 15, August 15 and November 15, commencing August 15, 2014

Trade Date	May 7, 2014

Settlement Date	May 12, 2014 (DTC)

Public Offering Price	$25.00 per Note

Underwriters’ Discount	$0.75 per Note

Underwriters’ Purchase Price from Issuer	$24.25 per Note

Net Proceeds to the Issuer (before expenses)	$48,500,000 (assuming no exercise of the underwriters’ option to purchase additional Notes)

Denominations	$25 and integral multiples of $25 in excess thereof

Record Dates	February 1, May 1, August 1 and November 1 (whether or not a Business Day), immediately preceding the relevant Interest Payment Date

Offer to Purchase	If a Change of Control or a Limited Permitted Asset Sale (each as defined in the prospectus supplement) occurs, the Issuer must offer to repurchase the Notes at a redemption price equal to 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the date of repurchase. See “Description of Notes—Change of Control Permits Holders to Require us to Purchase Notes” and “Description of Notes—Certain Covenants—Limitation on Asset Sales”

Ratings	The Notes will not be rated by any nationally recognized statistical rating organization

Listing	The Issuer will apply for listing of the Notes on the New York Stock Exchange. If approved for listing, trading on the New York Stock Exchange is expected to commence within 30 days after the Notes are first issued

CUSIP/ISIN	80918T 109 / US80918T1097

Joint Book-Running Managers	Stifel, Nicolaus & Company, Incorporated

Deutsche Bank Securities Inc.

Jefferies LLC

Co-Managers	BB&T Capital Markets, a division of BB&T Securities, LLC

Janney Montgomery Scott LLC

Wunderlich Securities Inc.

Certain Covenants	The indenture governing the Notes will include the covenants described under “Description of Notes—Certain Covenants” in the Preliminary Prospectus Supplement

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Notes and is not soliciting an offer to buy the Notes in any jurisdiction where the offer or sale is not permitted.

Scorpio Tankers Inc. (“Scorpio”) has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents Scorpio has filed with the SEC for more complete information about Scorpio and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Scorpio, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Stifel, Nicolaus & Company, Incorporated at 1-855-300-7136; Deutsche Bank Securities Inc. at 1-800-503-4611; or Jefferies LLC at 1-877-547-6340.